Exhibit 99.1

RESULTS OF THE ANNUAL GENERAL MEETING OF KAROOOOO LTD. HELD ON JULY 6, 2022 (the “AGM”)

There were 30,951,106 ordinary shares in issue as at the date of the AGM. In accordance with the constitution of the Company, two members present or represented at the AGM, constitutes a quorum. We confirm that a quorum was present.

Shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated June 14, 2022. All resolutions were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

Resolution number and details	For (1) Number of shares	Against(1) Number of shares	Abstentions(1) Number of shares	Shares Voted
Routine Business	%	%	%	%(2)
1. To receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended February 28, 2022.	27,685,989 99.79	52,625 0.19	6,225 0.02	89.45
2. To re-appoint Mrs. Kim White, who retires pursuant to Regulation 89 of the Constitution of the Company, as a Director of the Company.	27,737,668 99.98	948 0.00	6,223 0.02	89.62
3. To approve the remuneration of Non-executive Directors of the Company from time to time during the year ending February 28, 2023 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) Chairman’s/Lead Independent Directors’ fee of SGD61,353; (ii) Director’s fee of SGD40,902; (iii) Audit Committee Chairman’s fee of SGD30,600; (iv) Compensation Committee Chairman’s fee of SGD16,830; (v) Audit Committee member’s fee of SGD20,400; and (vi) Compensation Committee member’s fee of SGD11,220.	27,684,534 99.79	54,082 0.19	6,223 0.02	89.45
4. To appoint Ernst & Young LLP as the auditors of the Company for the financial year ending February 28, 2023 and to empower the Directors to fix the auditors’ remuneration in their absolute discretion.	27,738,389 99.98	237 0.00	6,213 0.02	89.62
Special business
5. To authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company.	27,235,616 98.17	503,301 1.81	5,922 0.02	87.99
6. To authorize the Directors to issue and allot shares.	27,281,393 98.33	457,077 1.65	6,369 0.02	88.14

Notes:

(1)	The calculation of the percentage of votes cast in favour of, or against, the resolution includes abstained votes.

(2)	Shares Voted is calculated as all the votes cast for, against, or abstained as applicable, divided by the total eligible votes.